DECHERT LLP

1775 I Street, NW

Washington, DC 20006

March 12, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Mexico Fund, Inc.

Investment Company Act File No. 811-03170

Registration Statement on Form N-2

Dear Sir or Madam:

On January 30, 2007 and March 12, 2007, The Mexico Fund, Inc. (the “Registrant”) filed a Registration Statement on Form N-2 and Pre-Effective Amendment No. 1 to such Registration Statement relating to a proposed rights offering by the Registrant. Enclosed for filing on behalf of the Registrant is second pre-effective amendment to that Registration Statement. The Amendment is being provided in order to update certain disclosure and provide remaining exhibits.

Filing fees required under the 1933 Act have been transmitted to the SEC’s lockbox. If you have any questions or comments, please contact the undersigned at (202) 261-3499.

Sincerely,

/s/ Karl Paulson Egbert
Karl Paulson Egbert